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                              January 26, 2024

       Shangzhao Hong
       Chief Executive Officer
       Creative Global Technology Holdings Ltd
       Unit 03, 22/F, Westin Centre
       26 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Creative Global
Technology Holdings Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed January 16,
2024
                                                            File No. 333-273329

       Dear Shangzhao Hong:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-1, Filed January 16, 2024

       Quantitative and Qualitative Disclosures about Market Risks Foreign Currency Exchange Risk, page 72

   1. We note your references to American Depositary Shares. However, the rest of your registration statement
discloses the registration of ordinary shares. Please amend your registration statement
to clarify this discrepancy.
       Resale Prospectus Alternate Page
       Cover Page, page A-1

   2. We note that the Resale Prospectus Summary contemplates the same offering price range as the Prospectus Cover
Page. Please confirm the price range within which the selling
 Shangzhao Hong
Creative Global Technology Holdings Ltd
January 26, 2024
Page 2
      shareholder will offer its ordinary shares and revise the Resale Prospectus Cover Page as applicable. Refer to Item 501(b)(3) of Regulation S-K. In the alternative, please revise and confirm that the selling shareholder will not make any offers or sales until the ordinary shares are listed on Nasdaq, and revise your Resale Prospectus Cover Page to clarify that such selling shareholder will then sell its ordinary shares at market prices once trading of your ordinary shares begins. Lastly, please revise the Resale Prospectus Summary and
      Selling Shareholder Plan of Distribution sections to align with the Resale Prospectus
      Cover Page which details that the offering is contingent on the company's Nasdaq listing.
3. We note that the disclosure describing the exemptions to the Nasdaq corporate governance rules deviate between the Prospectus Cover Page and the Resale Prospectus Cover Page.
      Please reconcile.
       Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameShangzhao Hong
                                                     Division of Corporation
Finance
Comapany NameCreative Global Technology Holdings Ltd
                                                     Office of Trade & Services
January 26, 2024 Page 2
cc:       Lan Lou
FirstName LastName